Exhibit 12.2

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

	2004	2003	2002	2001	2000
Earnings:

Earnings (loss) before income taxes,
extraordinary item and cumulative effect	$(1,721)	$(2,808)	$(3,205)	$(3,357)	$ 431
Undistributed (earnings) losses of affiliates	(5)	(2)	8	30	13
Fixed charges and preferred stock
dividend requirements, from below	617	653	785	879	1,119
Interest capitalized	(1)	(3)	(25)	(79)	(77)
Earnings	$(1,110)	$(2,160)	$(2,437)	$(2,527)	$ 1,486

Fixed charges:

Interest expense	$ 449	$ 527	$ 590	$ 525	$ 402
Preferred stock dividend requirements	10	10	10	15	73
Portion of rental expense representative
of the interest factor	158	116	185	339	644
Fixed charges	$ 617	$ 653	$ 785	$ 879	$ 1,119

Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	1.33

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(a) Earnings were inadequate to cover fixed charges by $1.7 billion in 2004, $2.8 billion in 2003 and $3.2 billion in 2002.